SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 000-16496

A.	Full title of the plan:

Constar International Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

CONSTAR INTERNATIONAL INC.

ONE CROWN WAY

PHILADELPHIA, PA 19154

INDEX

Page(s)
Signatures	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

5 - 10

Supplemental Schedule:

Schedule H, Line 4i: Schedule of Assets (Held At End of Year)	11

Exhibit 23—Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

CONSTAR INTERNATIONAL INC. 401 (K) RETIREMENT SAVINGS PLAN

By:	/s/ Walter S. Sobon
Walter S. Sobon Executive Vice President and Chief Financial Officer, Constar International Inc. Member of 401(k) Retirement Savings Plan Administrative Committee

Date: June 26, 2006

Report of Independent Registered Public Accounting Firm

Constar International Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Constar International Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Constar International Inc. 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC

Philadelphia, Pennsylvania

May 26, 2006

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits

	As of December 31, 2005	As of December 31, 2004
ASSETS:
Investments, at fair value	$40,909,377	$36,150,654

Total Assets	$40,909,377	$36,150,654

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$40,909,377	$36,150,654

See Notes to Financial Statements

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2005	Year Ended December 31, 2004
Additions to net assets attributed to:
Investment income:
Interest and dividend income, investments	$842,105	$587,028
Interest income, participant loans	88,848	76,668
Net appreciation in fair value of investments	1,797,768	3,340,097

	2,728,721	4,003,793

Contributions:
Employer	986,047	916,956
Participant	2,824,573	2,682,632
Rollovers	167,085	146,778

	3,977,705	3,746,366

Total additions	6,706,426	7,750,159

Deductions in net assets attributed to:
Benefits paid to participants	1,898,177	5,002,198
Administrative expenses	49,526	63,478

Total deductions	1,947,703	5,065,676

Net increase	4,758,723	2,684,483

Net assets available for benefits:
Beginning of Year	36,150,654	33,466,171

Ending of Year	$40,909,377	$36,150,654

See Notes to Financial Statements

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

NOTE 1—DESCRIPTION OF PLAN

The following description of the Constar International Inc. 401 (k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to its initial public offering (the “IPO”) on November 20, 2002, Constar International Inc. (the “Company” or “Constar”) had operated as a wholly owned subsidiary of Crown Cork & Seal Company, Inc. As a result of the IPO, participant accounts of Constar employees were transferred into the Plan from Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan and Crown Cork & Seal Company, Inc. (“Crown”) Retirement Thrift Plan effective November 21, 2002.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of the Company may save regularly through compensation deferrals, savings contributions, and through Company matching contributions. Compensation is generally defined as salary, wages, overtime payments, bonuses, commissions, vacation pay, and sick pay. Generally, full-time employees are eligible to participate in the Plan upon the first day of the month following completion of 30 days of employment. Part-time employees are generally eligible to participate as of the first day of the month following the completion of a 12 consecutive month period during which the employee is credited with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and certain provisions of the Internal Revenue Code (the “IRC”).

Contributions

There are several components to the contribution structure of the Plan: a participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component. The compensation deferral 401(k) component of the Plan allows pre-tax employee contributions of 2% to 100% of annual compensation. Pre-tax contribution amounts are subject to certain limitations. The catch-up contribution component allows for catch-up contributions to be made in accordance with section 414(v) of the IRC by eligible employees who have attained age 50 before the close of the Plan year. The savings contributions component allows after-tax employee contributions of 1% to 5% of annual compensation. The Company makes matching contributions equal to 50 percent of the employee’s compensation deferral contribution, up to the first 3% or 6% of the compensation contributed by the employee, depending on the primary place of employment, as described in the provisions of the Plan. In no event may the total of participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component, exceed the lesser of $42,000 or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings, after expenses, are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2005 range from 5.00% to 10.50%. Principal and interest is paid ratably through payroll deductions. Generally, a participant may not have more than one outstanding loan at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or rollover the vested balance into a specified qualifying account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in cash, with the exception of company stock which is paid in cash or company stock.

Forfeited Accounts

When certain terminations of participation in the plan occur, the non-vested portion of the participant account, as defined, represents a forfeiture. Forfeitures may be used to reduce future employer contributions. Forfeitures of $65,167 and $78,000 reduced employer contributions in 2005 and 2004, respectively. Forfeited non-vested amounts available for use totaled $190 and $29,364 at December 31, 2005 and 2004, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

2—SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common/collective trusts are valued at the net asset value of shares held by the Plan at year-end.

The Company and Crown stock funds are valued at their year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

3—INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	As of December 31, 2005	As of December 31, 2004
SunTrust Retirement Stable Asset Fund	$12,420,982	$11,194,625
SunTrust Retirement 500 Index FD Class BSU	7,031,356	—
Crown Cork & Seal Company, Inc. Stock Fund	4,026,511	3,845,306
MFS Total Return Fund	3,485,755	—
SunTrust Investment Classic Small Capital Growth Stock Fund	2,894,951	2,792,318
Vanguard Total Bond Market Index Fund	2,301,716	1,886,384
SunTrust Retirement 500 Index Fund	—	7,215,883
STI Classic Balanced T	—	3,406,247

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year and period) appreciated in value as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Mutual Funds	$38,829	$1,707,550
Common stock	1,758,939	1,632,547

Net appreciation in fair value of investments	$1,797,768	$3,340,097

CONSTAR INTERNATIONAL INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4—RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies managed by affiliates of SunTrust, which acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Constar International Stock Fund and shares of Crown stock through the Crown Cork & Seal Company, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

5—PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan are paid by the participants and certain miscellaneous fees are paid by the Company.

6—TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 17, 2003 that the Plan was qualified under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7—PLAN AMENDMENTS

The Plan was amended to provide full vesting of employer matching contributions of participants who were terminated due to certain plant closings and staff reductions that occurred in 2003.

8—RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially effect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9—SUBSEQUENT EVENT

On November 3, 2005, the Administrative Committee of Constar International Inc. 401(k) Retirement Savings Plan elected to change the trustee of the Plan subsequent to year-end. On April 19, 2006, the assets of the Plan were transferred from SunTrust Bank to Wells Fargo, the new trustee of the Plan.

CONSTAR INTERNATIONAL INC.	Schedule I
401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2005

Constar International Inc., EIN 13-1889304 Plan Number: 001

Form 5500, Schedule H, Line 4i:

Investment Type		Identity of Issue	Current Value
	Mutual Funds	Dodge and Cox Stock Fund	$989,303
	Mutual Funds	Dreyfus Premier New Lenders Fund	398,225
	Mutual Funds	Goldman Sachs Mid Value Fund	1,343,131
	Mutual Funds	MFS Total Return Fund	3,485,755
	Mutual Funds	T. Rowe Price Growth Stock Fund – R	320,822
*	Mutual Funds	SunTrust Investment Classic Balanced Fund	1,590,254
*	Mutual Funds	SunTrust Investment Classic Prime Quality Money Market Fund	202,952
*	Mutual Funds	SunTrust Investment Classic Small Capital Growth Stock Fund	2,894,951
*	Mutual Funds	SunTrust Investment Classic Small Capital Value Equity Fund	774,412
	Mutual Funds	Vanguard Total Bond Market Index Fund	2,301,716
*	Common/Collective Trust	SunTrust Retirement 500 Index FD Class BSU	7,031,356
*	Common/Collective Trust	SunTrust Retirement Stable Asset Fund	12,420,982
*	Common Stock Fund	Constar International, Inc. Stock Fund	1,388,381
	Common Stock Fund	Stock awaiting purchase - Constar	15,040
*	Common Stock Fund	Crown Cork & Seal Company, Inc.	4,026,511
*	Participant Loans (5.00%-10.50%)	Constar International, Inc. 401(k) Savings Plan	1,725,586

Total Investments			$40,909,377

*	Party in Interest as defined by ERISA